UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-85542

THE WILLIAMS INVESTMENT PLUS PLAN

(Exact name of registrant as specified in its charter)

One Williams Center

Tulsa, Oklahoma 74172-0172

800-945-5426  (800-WILLIAMS)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in The Williams Investment Plus Plan

(Title of each class of securities covered by this Form)

Common Stock of The Williams Companies, Inc., Par Value $1 Per Share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record under the Plan as of the certification or notice date: 80(2)

(1)

Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to The Williams Investment Plus Plan (the “Plan”), The Williams Companies, Inc. (the “Company”) continues to file reports under Sections 13(a) or 15(d) with respect to the Company’s common stock, par value $1 per share (“Common Stock”).

(2)

Prior to the date hereof, the Plan terminated the option to invest contributions in the Company’s Common Stock under the Plan. As a result, interests in the Plan are no longer offered or sold pursuant to the Plan. On March 4, 2025, Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (No. 333-85542) was filed with the Securities and Exchange Commission to deregister all the unsold shares of Common Stock and plan interests of the Plan previously offered under such Form S-8. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 4, 2025

THE WILLIAMS INVESTMENT PLUS PLAN

By:	/s/ Dean Cushing
Name:	Dean Cushing
Title:	Chair of the Plan Administrative Committee